UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   333-129229

Breezer Ventures, Inc a/k/a Fitvia Corp.

(Exact name of registrant as specified in its charter)

Rm304, Ko On House, Ko Cheung Court,

Yau Tong, Kowloon, Hong Kong

Phone: 360-631-6022

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]
Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date:	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person, on this 11th day of June 2021.

BREEZER VENTURES, INC A/K/A FITVIA CORP.
(the “Registrant”)

By:	/s/ Kim S. Halvorson
Name:	Kim S. Halvorson
Title:	President, Principal Executive Officer and a member of the Board of Directors